KADMON HOLDINGS, INC.

450 East 29th Street

New York, New York 10016

(833) 900-5366

June 12, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:Kadmon Holdings, Inc.

Registration Statement on Form S-3

Filed June 5, 2020

File No. 333-238969

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-238969) (the “Registration Statement”) to become effective on Tuesday, June 16, 2020, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”).  The Registrant hereby authorizes Eric Blanchard of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Eric Blanchard of Cooley LLP, counsel to the Registrant, at (212) 479-6565, or in his absence Natalie Karam of Cooley LLP at (650) 843-5778 or Asher Herzog of Cooley LLP at (212) 479-6473.

[Signature page follows]

Very truly yours,

KADMON HOLDINGS, INC.

By: /s/ Gregory S. Moss

Name: Gregory S. Moss

Title:   Executive Vice President and General Counsel

cc:Eric Blanchard, Cooley LLP

Natalie Karam, Cooley LLP

Asher Herzog, Cooley LLP